Exhibit 12.1

Chevron Corporation — Total Enterprise Basis
Computation of Ratio of Earnings to Fixed Charges
(Millions of dollars)

	Year Ended December 31
	2011	2010	2009	2008	2007

Net Income Attributable to Chevron Corporation	$26,895	$19,024	$10,483	$23,931	$18,688
Income Tax Expense	20,626	12,919	7,965	19,026	13,479
Distributions Less Than Equity in Earnings of Affiliates	(570)	(501)	(103)	(440)	(1,439)
Noncontrolling Interests	113	112	80	100	107
Previously Capitalized Interest Charged to Earnings During Period	117	240	261	91	62
Interest and Debt Expense	—	50	28	—	166
Interest Portion of Rentals(1)(2)	288	300	299	274	293

Earnings Before Provision for Taxes and Fixed Charges	$47,469	$32,144	$19,013	$42,982	$31,356

Interest and Debt Expense	$—	$50	$28	$—	$166
Interest Portion of Rentals(1)(2)	288	300	299	274	293
Preferred Stock Dividends of Subsidiaries	—	—	—	—	1
Capitalized Interest	288	267	273	256	302

Total Fixed Charges	$576	$617	$600	$530	$762

Ratio of Earnings to Fixed Charges	82.41	52.10	31.69	81.10	41.15

(1)	Prior years have been adjusted to exclude the cost of certain charters from rental expense.

(2)	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

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